Filed Pursuant to Rule 424(b)(3)
Registration No. 333-269911

PROSPECTUS SUPPLEMENT NO. 4
(to Prospectus dated May 1, 2023)

FREIGHTOS LIMITED

UP TO 14,850,000 ORDINARY SHARES
UP TO 42,442,231 ORDINARY SHARES BY THE SELLING SECURITYHOLDERS
UP TO 8,550,549 WARRANTS BY THE SELLING SECURITYHOLDERS

This prospectus supplement updates, amends, and supplements the prospectus dated May 1, 2023 (as amended and supplemented, the “Prospectus”), which forms a part of our Registration Statement on Form F-1, as amended (Registration No. 333-269911). Capitalized terms used in this Prospectus Supplement No. 4 and not otherwise defined herein have the meanings specified in the Prospectus.

This prospectus supplement is being filed to update, amend, and supplement the information in the Prospectus with the information contained in our Report on Form 6-K filed with the Securities and Exchange Commission on July 24, 2023 (the “Report”). Accordingly, we have attached the Report to this prospectus supplement.

This prospectus supplement is not complete without the Prospectus. This prospectus supplement should be read in conjunction with the Prospectus, which is to be delivered with this prospectus supplement, and is qualified by reference thereto, except to the extent that the information in this prospectus supplement updates or supersedes the information contained in the Prospectus. Please keep this prospectus supplement with your Prospectus for future reference.

The Freightos Ordinary Shares and Freightos Warrants are listed on The Nasdaq Stock Market LLC under the symbols “CRGO” and “CRGOW,” respectively. On July 21, 2023, the last reported sales price of the Freightos Ordinary Shares was $3.62 per share and the last reported sales price of the Freightos Warrants was $0.1683 per warrant.

We are both an “emerging growth company” as that term is used in the Jumpstart Our Business Startups Act of 2012 and a “foreign private issuer” as defined under the U.S. federal securities laws and, as such, have elected to comply with certain reduced public company disclosure and reporting requirements. See “Prospectus Summary — Emerging Growth Company” and “Prospectus Summary — Foreign Private Issuer” in the Prospectus for additional information.

Investing in our securities involves a high degree of risk. You should review carefully the risks and uncertainties described under the heading “Risk Factors” beginning on page 12 of the prospectus, and under similar headings in any amendment or supplements to the prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of the Prospectus or this prospectus supplement. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is July 24, 2023.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2023

Commission File Number: 001-41604

Freightos Limited

(Translation of registrant's name into English)

Technology Park Building 2

1 Derech Agudat Sport HaPo’el

Jerusalem, Israel 9695102

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒   Form 20-F ☐   Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

FREIGHTOS LIMITED

FORM 6-K

Freightos Limited (the “Company”) is furnishing under the cover of Form 6-K the following:

Press Release

Exhibit 99.1	Press release, dated July 24, 2023, entitled “Freightos Announces Record Transactions for Second Quarter of 2023 and Date of Second Quarter Earnings Release”.

Incorporation by Reference

The information in this report on Form 6-K is hereby incorporated by reference into the Company’s registration statement on Form S-8 (File No. 333-270303), to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FREIGHTOS LIMITED
Date: July 24, 2023
/s/ Michael Oberlander
	Name:	Michael Oberlander
	Title:	General Counsel

Exhibit 99.1

Freightos Announces Record Transactions for Second Quarter of 2023 and Date of Second Quarter Earnings Release

July 24, 2023 – Jerusalem /PRNewswire/ - Freightos Limited (NASDAQ: CRGO), a leading, vendor-neutral booking and payment platform for the international freight industry, today reported Q2 2023 Key Performance Indicators.

	Actuals	Management’s Expectations
	2Q 2023	2Q 2023
# Transactions (‘000)	239.4	239.5 – 244.5
Year over Year Growth	59%
GBV ($m)	$154.8	$ 159.1 - $ 162.4
Year over Year Growth	0%

A record 239 thousand transactions were booked on the platform in Q2 2023, up 59% from Q2 2022, continuing Freightos’ streak of record transactions. This strong growth, against the backdrop of an ongoing freight market downturn, demonstrates the momentum of Freightos’ mission to digitalize international freight. As a result of reduced market freight rates, Gross Booking Value (GBV) was below management expectations. Transactions growth was supported by a 10% year on year growth in Unique buyer users, reaching 16,438. Carriers selling on the platform remained stable at 37 in Q2 2023.

In early July, in response to the international freight market downturn, the Company announced an operational efficiency plan, which is expected to improve Adjusted EBITDA by about $5.6 million dollars per year, with the aim of ensuring the Company’s ability to reach break-even on existing cash reserves despite the softer market.

Financial results for the second quarter of 2023 and Q3 2023 guidance will be announced on August 21 2023. Freightos' management will host a webcast and conference call to discuss the results that morning at 8:30 a.m. EDT.

Information about Freightos' financial results, including a link to the live webcast, will be available on Freightos' investor relations website at freightos.com/investors. The call may be accessed via Zoom or a dial-in number. An archived webcast will be available on Freightos' Investor Relations website following the call. Questions submitted in advance to ir@freightos.com will be prioritized during the call, but questions may also be submitted via Zoom during the call. Please note that registration is required to attend. To register for this conference call, please use this link (https://freightos.zoom.us/webinar/register/6616900934415/WN_D2RwdhgpRkG-R1lw05ixRw). Registrants will receive confirmation with dial-in details.

Forward-Looking Statements

This press release includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of words such as “estimate,” “plan,” “project,” “forecast,” “intend,” “will,” “expect,” “anticipate,” “believe,” “seek,” “target” or other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These statements are based on various assumptions, whether or not identified in this press release, and on the current expectations of Freightos and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by any investor as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of Freightos. These forward-looking statements are subject to a number of risks and uncertainties, including Freightos’ ability to effectively execute the previously announced operational efficiency and cost reduction plan without undue disruption to its business; competition and the ability of Freightos to build and maintain relationships with carriers, freight forwarders and importers/exporters and retain its management and key employees; changes in applicable laws or regulations; any downturn or volatility in economic conditions whether related to inflation, armed conflict or otherwise; the effects of COVID-19 or other pandemics or epidemics; changes in the competitive environment affecting Freightos or its users, including Freightos’ inability to introduce new products or technologies; risks to Freightos’ ability to protect its intellectual property and avoid infringement by others, or claims of infringement against Freightos; the possibility that Freightos may be adversely affected by other economic, business and/or competitive factors; risks related to the fact that Freightos is incorporated in the Cayman Islands and governed by the laws of the Cayman Islands; and those factors discussed in Freightos’ annual report on Form 20-F filed with the SEC on March 30, 2023, under the heading “Risk Factors,” and any other risk factors Freightos includes in any subsequent reports on Form 6-K furnished to the SEC. If any of these risks materialize or our assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. There may be additional risks that Freightos does not presently know or that Freightos currently believes are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. In addition, forward-looking statements reflect Freightos’ expectations, plans or forecasts of future events and views as of the date of this press release. Freightos anticipates that subsequent events and developments will cause Freightos’ assessments to change. However, while Freightos may elect to update these forward-looking statements at some point in the future, Freightos specifically disclaims any obligation to do so. These forward-looking statements should not be relied upon as representing Freightos’ assessments as of any date subsequent to the date of this press release. Accordingly, undue reliance should not be placed upon the forward-looking statements.

Financial Information; Non-IFRS Financial Measures

While certain financial figures included in this press release have been computed in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board, this press release does not contain sufficient information to constitute an interim financial report as defined in International Accounting Standards 34, “Interim Financial Reporting” nor a financial statement as defined by International Accounting Standards 1 “Presentation of Financial Statements”. Not all of the financial information in this press release has been audited.

This press release includes certain financial measures not presented in accordance with generally accepted accounting principles (“IFRS”) including, but not limited to, Adjusted EBITDA. These non-IFRS measures differ from the most directly comparable measures determined under IFRS, but we have not presented a reconciliation to the most directly comparable IFRS measures, because the non-IFRS measures are forward-looking and a reconciliation cannot be prepared without unreasonable effort. These measures should not be considered in isolation or as an alternative to revenue, net income, cash flows from operations or other measures of profitability, liquidity or performance under IFRS. You should be aware that the presentation of these measures may not be comparable to similarly-titled measures used by other companies. Freightos believes that Adjusted EBITDA and other non-IFRS measures provide useful information to investors and others in understanding and evaluating Freightos’ operating results because they provide supplemental measures of our core operating performance and offers consistency and comparability with both past financial performance and with financial information of peer companies. Certain monetary amounts, percentages and other figures included in this press release have been subject to rounding adjustments. Certain other amounts that appear in this press release may not sum due to rounding.

Definitions

Carriers: Number of unique air and ocean carriers who have been sellers of transactions. For airlines, we count the booking carrier, which includes separate airlines within the same carrier group. We do not count dozens of other airlines that operate individual segments of air cargo transactions as we do not have a direct booking relationship with them. Carriers include ocean less-than-container load (LCL) consolidators. In addition, we only count carries when more than five bookings were placed with them over the course of a quarter.

GBV: Total value of transactions on the Freightos platform, which is the monetary value of freight and related services contracted between buyers and sellers on the Freightos platform, plus related fees charged to buyers and sellers, and pass-through payments such as duties. GBV is converted to U.S. dollars at the time of each transaction on the Freightos platform. This metric may be similar to what others call gross merchandise value (GMV) or gross services volume (GSV). We believe that this metric reflects the scale of the Freightos platform and our opportunities to generate platform revenue.

Unique buyer users: Unique buyer users represent the number of individual users placing bookings, typically counted based on unique email logins. The number of buyers, which counts unique customer businesses, does not reflect the fact that some buyers are large multinational organizations while others are small or midsize businesses. Therefore, we find it more useful to monitor the number of unique buyer users than the number of buyer businesses.

#Transactions: Number of bookings for freight services, and related services, placed by buyers across the Freightos platform with third-party sellers and with Clearit. Beginning in the third quarter of 2022, #Transactions include trucking bookings, which were added to the Freightos platform following the acquisition of 7LFreight. The number of transactions booked on the Freightos platform in any given time period is net of transactions canceled during the same time period.

Adjusted EBITDA: Adjusted EBITDA represents net loss before income taxes, finance income, finance expense, share-based compensation expense, depreciation and amortization, changes in the fair value of contingent consideration, operating expense settled by issuance of shares, redomicile costs, share listing expense, change in fair value of warrants and transaction-related costs, non-recurring expenses associated with the business combination with Gesher I Acquisition Corp and reorganization expenses.

Certain amounts, percentages and other figures included in this press release have been subject to rounding adjustments and therefore may not sum.

Contacts

Media:

Tali Aronsky

press@freightos.com

Investors:

ir@freightos.com

About Freightos Limited

Freightos® operates a leading, vendor-neutral booking and payment platform for international freight. Freightos’ platform supports supply chain efficiency and agility by enabling real-time procurement of ocean and air shipping across more than ten thousand importers/exporters, thousands of forwarders, and dozens of airlines and ocean carriers.

Freightos.com is a premier digital international freight marketplace for importers and exporters for instant pricing, booking, and shipment management. Thousands of SMBs and enterprises have sourced shipping services via Freightos across dozens of logistics service providers.

WebCargo® by Freightos is a leading global freight platform connecting carriers and forwarders. In particular, it is the largest air cargo eBooking platform, enabling simple and efficient freight pricing and booking between thousands of freight forwarders, including the top twenty global freight forwarders, and hundreds of airlines, ocean liners and trucking carriers. Airlines on the platform represent over a third of global air cargo capacity. WebCargo also offers software as a service for forwarders to facilitate digital freight rate management, quoting, and online sales.

Freightos Data calculates the Freightos Baltic Index, the industry’s key daily benchmark of container shipping prices, the Freightos Air Index, as well as other market intelligence products that improve supply chain decision-making, planning, and pricing transparency.

Freightos is a widely recognized logistics technology leader with a worldwide presence and a broad customer network. Incorporated in the Cayman Islands with offices around the world, Freightos is a Nasdaq-listed company trading under Nasdaq:CRGO. More information is available at freightos.com/investors.